Exhibit 5

34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, China

Telephone: (86-10) 5809-1000   Facsimile: (86-10) 5809-1100

August 7, 2020

To: HanJiao International Holding Limited

We are lawyers qualified in the People's Republic of China (“PRC” or “China”, for the purpose of this legal opinion (this “Opinion”) only, PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and are qualified to issue legal opinions on the PRC laws, regulations or rules effective on the date hereof (the “PRC Laws”). For the purpose of the transactions contemplated by the Share Exchange Agreement (as hereinafter defined), we have been requested to render this Opinion as to PRC Group Companies (as hereinafter defined) and as to certain matters relating to the PRC Laws.

As used herein, “Share Exchange Agreement” is made and entered into as of August 6, 2020 by and among (i) AS Capital, Inc; (ii) HanJiao International Holding Limited (the “Company”); and (iii) the Investors; “Governmental Agencies” means any court, governmental agency or body of the PRC; “WFOE” means Beijing Hongtao Management Consulting Co., Ltd.(Chinese characters): “PRC Group Companies” means WFOE and Variable Interest Entities (as defined below) organized under the PRC Laws which take the legal form of company (each a “PRC Group Company”, collectively “PRC Group Companies”); “Material Adverse Effect” means a material adverse effect on the condition (financial or other), business, properties, management, shareholders equity, results of operations or prospects of the Company taken as a whole; “Beijing Luji” means Beijing Luji Technology Co., Ltd. (Chinese characters); “Beijing Guoyi” means Guoyi Investment Fund Management (Beijing) Co., Ltd. (Chinese characters); “Variable Interest Entities” mean Beijing Luji and Beijing Guoyi; and “VIE Agreements” mean all the current contractual arrangements and agreements which constitute all of the contractual arrangements enabling the Company to exercise effective control over and consolidate the financial statements of each of the Variable Interest Entities.

This opinion is rendered on the basis of the PRC Laws effective as of the date hereof. There is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect and any such changes, amendments or replacements may be made by the central or local legislative, administrative and judicial authorities of the PRC and may become effective immediately on promulgation. We do not purport to be expert on and do not purport to be generally familiar with or qualified to express opinions based on any laws other than the PRC Laws and accordingly express or imply no opinion herein based upon any laws other than the PRC Laws.

We do not purport to be expert on and do not purport to express opinions on any other qualification aspects including but not limited to accounting, auditing and assets evolution issues.

In rendering this opinion we have relied on documents or information provided for us by PRC Group Companies. In giving this opinion, we have made the following assumptions:

(i) that all documents and materials as we have considered necessary or advisable for the purpose of rendering this opinion have been submitted to us and all relevant facts have been fully disclosed to us without any inaccuracy, omission or misleading statement;

(ii) that all documents and information submitted to us either in written form or by oral statement are authentic, accurate and complete;

(iii) that the signatures, seals and chops on the documents submitted to us are genuine, and that all documents submitted to us as copies conform to their originals;

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(iv) that each original of any document submitted to us still exist and has not been revoked or invalidated by relevant governmental authorities, and that all documents submitted to us have not been varied, cancelled or superseded by some other document or agreement or action of which we are not aware after due inquiry as of the date hereof; and

(v) Where some import ant facts were not independently established by us, we have relied on certificates or confirmations issued by Governmental Agencies or the Company.

Our opinion is subject to the effects of (i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of specific performance, injunctive relief, remedies or defenses, or calculation of damages; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, and there can be no assurance that PRC government authorities will ultimately take a view that is not contrary to our opinion stated hereinafter.

We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the PRC Companies and PRC government officials.

As used in this opinion, the expression "to our best knowledge after due inquiry" or similar language with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for the Company and the PRC Group Company in connection with the transactions contemplated by the Share Exchange Agreement. We have not undertaken any independent investigation to ascertain the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company and the PRC Group Company or the rendering of this opinion.

This opinion may not, except with our prior written permission, be relied upon by anyone or used for any other purpose other than that stated hereof.

Based on the forgoing, and the assumptions that the information provided to us by the Company and PRC Group Companies are correct, complete and accurate and that the Company and PRC Group Companies have not withheld material information which is relevant for the purposes of providing the opinion herein from us, we are of the opinion that:

1.	Each of the PRC Group Companies has been duly organized and is validly existing with limited liability and is in good standing under the PRC Laws. Each of the PRC Group Companies is a separate and independent legal entity capable of suing and being sued. The WFOE is a legal person with limited liability, and the liability of the relevant subsidiary of the Company in respect of equity interests in the WFOE is limited to its capital contribution commitments therein.

2.	The business license of each of the PRC Group Companies is in full force and effect. Each of the PRC Group Companies has full right, power and authority (corporate and other) to own, use or lease, as the case may be, and to conduct its business and operations in accordance with the PRC Laws. And as of the opinion date, no such right, power and authority has been revoked or suspended by any PRC Governmental Agency.

3	Each of the PRC Group Companies is fully qualified, and has been treated, as a foreign invested enterprise with limited liability or a limited liability company to transact business in each jurisdiction within the PRC in which the conduct of its business requires such qualification. To the best of our knowledge after due inquiry, save for the pledge of equities of Beijing Luji in favor of the WFOE contemplated by the VIE Agreements, the equity interests in each PRC Subsidiary owned indirectly by the Company through its overseas subsidiaries are free and clear of all liens, encumbrances, equities or claims.

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4.	The articles of association and other constituent documents of the PRC Group Companies comply with the applicable requirements of the PRC Laws and have been filed with the relevant PRC authorities where applicable and are in full force and effect.

5.	The registered capital of each of the PRC Group Companies has been duly and validly authorized and subscribed, and is fully owned indirectly by the Company or beneficially owned indirectly by the Company through VIE Agreements. All registered capital due of each of the PRC Group Companies are timely paid in accordance with their respective articles of association. save for the pledge of equities of Beijing Luji in favor of the WFOE contemplated by the VIE Agreements, the registered capital of each of the PRC Group Companies are (A) free and clear of all security interest, liens, mortgages, pledges, encumbrances, (B) are freely transferable subject to the approvals, registration or filings that are required by the PRC Governmental Agencies and (C) free of and clear of all equities, claims or equities or any third-party rights.

6.	According to the administrative ruling issued by The People's Court of Yinan County in Shandong Province on October 28, 2019 and the written confirmation of the Company, Beijing Luji was investigated by the Yinan County Market Supervision Administration in July 2019 on suspicion of pyramid selling and its bank account of Agricultural Bank of China, Beijing Rural Commercial Bank and China Guangfa Bank was frozen until October 2019; The Yinan County Market Supervision Administration found that Liu Yuangui, regional partner of Beijing Luji, used the network platform of Beijing Luji named Weikegu (the “Platform”) from April 2017 to November 2018 for developing members, and registered members may obtain the qualification of recommending others to become salesmen after purchasing certain amount of goods; Such behavior of Liu Yuangui constituted pyramid selling; The Yinan County Market Supervision Administration imposed an administrative punishment of confiscating 18.01 million RMB of Liu's illegal income and a fine of 2 million RMB (the “Fine”).

According to a written certificate issued by the Yinan County Administration for Market Regulation on November 17, 2019, following the investigation on Beijing Luji in July 2019, it was found that Beijing Luji's business did not constitute organization and planning of pyramid selling. Further, we conducted an interview with the officer from the Yinan County Administration for Market Regulation who is in charge of the case. The officer refused to reveal details of the investigation and argumentation of the case due to the bureau's interior requirements, but informed us that Yinan County Administration for Market Regulation had carried out relevant investigation on Beijing Luji, and that the administration agreed that Liu Yuangui's use of the Platform to engage in pyramid selling had nothing to do with Beijing Luji, and Beijing Luji did not constitute organizing or planning of pyramid selling.

According to the written confirmation of the Company and an on-site interview on June 10, 2020 with Liu Yuangui and Tian Xiangyang, the legal representative of Beijing Luji, after negotiation with Liu Yuangui and Tian Xiangyang, Tian Xiangyang agreed to pay the Fine on behalf of Liu Yuangui in return for the approximately 38,000 members developed and managed by the sales team led by Liu Yuangui to be taken over by Beijing Luji. According to relevant shareholders' resolution and as confirmed by the Company, in order to pay the 20.01 million fine on behalf of Liu Yuangui, Tian Xiangyang received dividends from Beijing Luji. However, Beijing Luji failed to withhold and pay the relevant individual income tax on behalf of Tian Xiangyang, and Tian Xiangyang has not paid the tax for the dividends either. According to the Measures for the Administration of Individual Income Tax Withholding Declaration (Trial), the Law on the Administration of Tax Collection and other applicable PRC Laws, the withholding agent shall withhold and pay individual income tax each time or monthly in accordance with the law when paying dividends. In cases where a withholding agent fails to withhold or collect tax, the tax authorities shall recover the tax payable from the taxpayer and impose a fine of not less than 50 percent but not more than three times the amount of tax withheld or receivable on the withholding agent. According to the confirmation of Tian Xiangyang, she will pay the individual income tax on time according to the requirements of the tax authority if the tax authority gives the notice of recovery payment according to law.

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In view of the foregoing, we are of the opinion that the case of Beijing Luji on suspicion of pyramid selling initiated by the Yinan County Market Supervision Administration has been concluded. As the investigation department of the case, the Yinan County Administration for Market Regulation is a competent authority to issue the above-mentioned certificate and make the confirmation during the interview. As confirmed by Beijing Luji, its bank account of Agricultural Bank of China, Beijing Rural Commercial Bank and China Guangfa Bank has been unfrozen as of the date hereof.

7.	All PRC government authorizations and filings with the PRC Governmental Agencies required in the PRC for the indirect ownership by the Company of the interest in relevant PRC Group Companies have been obtained and are in full force and effect.

8.	The PRC Group Companies have obtained all necessary licenses, permits or fillings with the PRC Governmental Agencies having jurisdiction over the PRC Group Companies to conduct their current businesses of providing healthcare related products and services to middle-aged and elderly populations or shareholding in all material respects to the extent that the conduct of such businesses are governed by the PRC Laws, including but not limited to the business licenses, food operation license, network culture operation license, the value-added telecommunications operating license and such licenses, permits or fillings are in full force and effect and contain no materially burdensome restrictions.

9.	As confirmed by the Company, Beijing Luji has not made full contribution to social insurance fund and housing provident fund for its employees. Pursuant to the Social Insurance Law of the PRC, the competent PRC government authority can order Beijing Luji to pay the outstanding social insurance fund to the relevant PRC local authorities within a prescribed time period and a late fee of 0.05% of the total outstanding balance per day. If Beijing Luji fails to do so within the prescribed period, it may be subject to a fine ranging between one to three times of the total outstanding balance. Under the Administrative Regulations on Housing Provident Fund, the relevant housing provident fund management center can order Beijing Luji to pay the outstanding housing provident fund within a prescribed time limit, and make application to a court for compulsory enforcement in the event that Beijing Luji fails to make the payment within the given time limit. To the best of our knowledge after due inquiry and as confirmed by the Company, the PRC Group Companies are subject to no material labor disputes, work stoppage, slow down or other conflict with their employees.

10.	To the best of our knowledge after due inquiry and as confirmed by the Company, there are no ongoing or pending legal, arbitral or governmental proceedings (including labor disputes) in the PRC to which any of the Company or the PRC Group Companies is a party, or the Company or the PRC Group Companies is the subject.

11.	None of the PRC Group Companies has taken any action nor have any steps taken or legal or administrative proceedings been commenced or threatened for the winding up, dissolution or liquidation of any of the PRC Group Companies (as the case may be) or for the suspension, withdrawal, revocation or cancellation of any of their respective business licenses. No judgment has been rendered declaring any of the PRC Group Companies bankrupt or in any insolvency proceeding.

12.	On April 9, 2020, Zhang Hongbin submitted a civil statement of claim to the Beijing Fengtai District People's Court, in which Zhang Hongbin claimed the infringement by Beijing Luji of his creditor's rights in relation to a loan of RMB 3,955,000. When the loan came due, Beijing Luji failed to repay the loan, therefore Zhang Hongbin requested the court to order Beijing Luji to repay the principal of RMB 3,955,000 and the overdue interest (based on RMB 3,955,000, calculated at an annual rate of 24%, from November 29, 2019 to the date of actual repayment). The Beijing Fengtai District People's Court issued a civil ruling on May 18, 2020, ordering the property preservation of Beijing Luji's bank deposits of RMB 3,955,000 in Beijing Rural Commercia l Bank. As confirmed by the Company, up to now, the court has heard the case and no judgment has been handed down.

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To the best of our knowledge after due inquiry and as confirmed by the Company, except the above mentioned litigation dispute between Beijing Luji and Zhang Hongbin, none of the PRC Group Companies has received any oral or written notice of proceedings relating to the suspension, revocation or modification of any of its permits, licenses or certificates, and we are not aware of any material legal impediment that will cause us to reasonably believe that such permits, licenses or certificates (including any that are subject to periodic renewal) will not be renewed by the relevant PRC Governmental Agencies.

13.	None of the PRC Group Companies is (i) in violation of its articles of association or other constituent or organizational documents or its business licenses, (ii) is in violation of any orders or decisions of any court having jurisdiction over it, that would individually or in the aggregate, have a material adverse effect on the business of the PRC Group Companies.

14.	According to the documents and confirmation provided by Company, Beijing Luji is currently using the property leased by WFOE. According to the lease agreement signed by WFOE and the lessor, WFOE is not allowed to sublease or transfer the leased property, therefore, there is a risk that Beijing Luji cannot continue to use the property currently in use. As confirmed by the Company, if the lessor does not allow Beijing Luji to continue to use the property currently in use, Beijing Luji will immediately look for other property instead.

The property lease agreements signed by all branches of Beijing Luji except Beijing Branch, Zhejiang Branch, Ningxia Branch and Tianjin Branch have expired and Beijing Luji failed to renew the lease agreements with the lessors. However, the Company confirmed that these branches continue to use the leased properties after the expiration, and the lessors did not raise any objection. In accordance with the provisions of the Contract Law of the People's Republic of China, the original lease agreements shall remain valid, but the lease term shall be indefinite and each party may terminate the agreements at any time.

Save for the foregoing, the lease agreements entered into by Beijing Branch, Zhejiang Branch, Ningxia Branch and Tianjin Branch of Beijing Luji are duly executed and legally binding, the rights and interests of these branches under lease agreements are protected by the terms of the lease agreements, which are valid, binding and enforceable in accordance with their respective terms under the PRC Laws. As confirmed by the Company, the PRC Group Companies have failed to register the leases with the competent PRC Governmental Agencies. Under the PRC Laws, the PRC Group Companies as leasee could be liable to a fine ranging from RMB 1,000 to RMB 10,000 in respect of each leased property that is not registered.

15.	Under PRC Laws, none of the PRC Group Companies nor any of their respective properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty or otherwise from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any PRC court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for giving of any relief or for the enforcement of any judgment.

16.	To the best of our knowledge after due inquiry, none of the PRC Group Companies has received any notice of infringement of or conflict with any intellectual property rights of others (registered or otherwise) which, in either case, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in any Material Adverse Effect on the Company.

17.	Each of the VIE Agreements are valid and legally binding under the PRC Laws. Save for the registration of equity pledge of Beijing Luji with the relevant administration for market regulation, no governmental authorization or approval is required to be obtained for the performance by any of the parties there to of their respective obligations or for the consummation of the transactions contemplated under the VIE Agreements.

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18.	Each of the VIE Agreements does not, and the execution thereof by the PRC Group Companies and the shareholders of the Variable Interest Entities, the performance of its obligations thereunder by each of the PRC Group Companies and the shareholders of the Variable Interest Entities, and the consummation of the transactions contemplated thereunder by each of the PRC Group Companies and the shareholders of the Variable Interest Entities, so far as performed in accordance with the terms and conditions provided in the VIE Agreements, (A) to the best of our knowledge after due inquiry, will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any agreement or instrument governed by the PRC Laws to which any of the PRC Group Companies or the shareholders of the Variable Interest Entities is a party or by which or to which any of such entities or individuals, or their respective properties or assets, is bound or subject; (B) will not result in any violation of (i) the provisions of the articles of association or business license of each of the PRC Group Companies, or (ii) any court orders or decisions, as applicable; and (C) will not result in any violation of any PRC Laws; except for, in case of (C), such violation that would not be reasonably expected to have a Material Adverse Effect.

19.	The Company and the PRC Group Companies are not required to obtain approval from any PRC Governmental Agencies in respect of or by reason of the matters contemplated by the Share Exchange Agreement in order to comply with all requirements of applicable PRC laws, rules and regulations.

20.	Except Liu Zexian and Tian Zhihai, the legal and beneficial owners with direct or indirect interests in the Company, if applicable, have complied with the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (Chinese characters) (“Circular No. 37”), and completed necessary foreign exchange registration as required with the relevant bank in the PRC. Liu Zexian and Tian Zhihai obtained the interests in the Company through equity transaction, and have not handled the foreign exchange registration yet. According to the company's confirmation, Liu Zexian and Tian Zhihai will complete foreign exchange registration as soon as possible after the share exchange.

21.	The execution and delivery by the Company of and the due performance by the Company of its obligations under the Share Exchange Agreement will not contravene any provision of applicable PRC Laws or the articles of association, other constitutive documents or the business licenses of the PRC Group Companies or, to the best of our knowledge after due inquiry, contravene the terms or provisions of, or constitute a default under any mortgage, loan agreement binding upon the Company and the PRC Group Companies that is governed by the PRC Laws, or any judgment, order or decree of any PRC government body, agency or court having jurisdiction over the Company and the PRC Group Companies.

This legal opinion is intended to be used in the context, which is specifically referred to herein, and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

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(Signature Page)

Yours faithfully

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